AMENDMENT

SEC
Mail Processing
Section
APR 2 2016
Washington DC
409



16021314

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-28916 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/14 (MM/DD/YY) AND ENDING 03/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MORRIS GROUP, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8250 HAVERSTICK RD., SUITE 250
(No. and Street)

INDIANAPOLIS (City) INDIANA (State) 46240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN SIMMONS 317 217-5610
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC. dba EDWARD OPPERMAN, CPA
(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET (Address) LAFAYETTE (City) INDIANA (State) 47905 (Zip Code)

**CHECK ONE:**

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, JOHN SIMMONS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MORRIS GROUP, INC., as of MARCH 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title


JOHN R. SIMMONS
Notary Public, State of Indiana
Marion County
Commission # 603508
My Commission Expires
March 25, 2017

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**MORRIS GROUP, INC.**

**TABLE OF CONTENTS**

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

## INDEPENDENT AUDITORS' REPORT

The Board of Directors
MORRIS GROUP, INC.
Indianapolis, Indiana

**Report on the Financial Statements**
We have audited the accompanying financial statements of MORRIS GROUP, INC. an Indiana corporation, which comprise the statement of financial condition as of March 31, 2015, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MORRIS GROUP, INC. as of March 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.



SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
MAY 25, 2015

**MORRIS GROUP, INC.**

**STATEMENT OF FINANCIAL CONDITION**

**AS OF MARCH 31, 2015 AND 2014**

| | 2015 | 2014 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 42,877 | $ 50,811 |
| Accounts receivable | 7,848 | 4,133 |
| Investments | 18,783 | 13,254 |
| **TOTAL ASSETS** | $ 69,508 | $ 68,198 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

| | 2015 | 2014 |
|---|---|---|
| **LIABILITIES** | | |
| Accounts payable | $ 6,993 | $ 4,167 |
| Accrued liabilities | 1,808 | 1,440 |
| **TOTAL LIABILITIES** | 8,801 | 5,607 |
| **STOCKHOLDERS' EQUITY** | | |
| Common Stock (Par value $1, authorized 1,000 shares, issued and outstanding: 1,000 in 2009 and 2008) | $ 1,000 | $ 1,000 |
| Additional Paid In Capital | 6,100 | 6,100 |
| Retained Earnings | 53,607 | 55,491 |
| **TOTAL STOCKHOLDERS' EQUITY** | 60,707 | 62,591 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 69,508 | $ 68,198 |

**MORRIS GROUP, INC.**

**STATEMENT OF INCOME**

**FOR THE PERIOD ENDED MARCH 31, 2015 AND 2014**

| | 2015 | 2014 |
|---|---|---|
| **REVENUE** | | |
| Commissions and fees | $ 708,566 | $ 769,715 |
| Other income | 5,530 | 3,728 |
| **TOTAL REVENUE** | $ 714,096 | $ 773,443 |
| | | |
| **EXPENSES** | | |
| Commissions | $ 578,951 | $ 625,265 |
| Salary | 65,586 | 68,278 |
| Advisory service fee | 5,312 | 5,652 |
| Payroll taxes | 5,627 | 5,783 |
| Contract labor | 2,437 | 6,180 |
| Dues, fees, permits and subscriptions | 9,855 | 8,473 |
| Insurance | 674 | 2,408 |
| Professional fees | 5,800 | 5,860 |
| Other expenses | 10,738 | 15,488 |
| **TOTAL EXPENSES** | 684,980 | 743,387 |
| | | |
| **NET INCOME** | $ 29,116 | $ 30,056 |

**MORRIS GROUP, INC.**

**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**

**FOR THE PERIOD ENDED MARCH 31, 2015 AND 2014**

| | Capital Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| **Balance at April 1, 2013** | **$ 1,000** | **$ 6,100** | **$ 43,435** | **$ 50,535** |
| Additional Paid In Capital | - | - | - | - |
| Stock Issue | - | - | - | - |
| Purchase of Shares | - | - | - | - |
| Distributions | | | (18,000) | (18,000) |
| Net Income | - | - | 30,056 | 30,056 |
| **Balance at March 31, 2014** | **$ 1,000** | **$ 6,100** | **$ 55,491** | **$ 62,591** |
| **Balance at April 1, 2014** | **$ 1,000** | **$ 6,100** | **$ 55,491** | **$ 62,591** |
| Additional Paid In Capital | - | - | - | - |
| Stock Issue | - | - | - | - |
| Purchase of Shares | - | - | - | - |
| Distributions | | | (31,000) | (31,000) |
| Net Income | - | - | 29,116 | 29,116 |
| **Balance at March 31, 2015** | **$ 1,000** | **$ 6,100** | **$ 53,607** | **$ 60,707** |

MORRIS GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDED MARCH 31, 2015 AND 2014

| | 2015 | 2014 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net Income (Loss) | $ 29,116 | $ 30,056 |
| (Increase) decrease in operating assets: | | |
| Accounts receivable | (3,715) | 12,946 |
| Increase (decrease) in operating liabilities: | | |
| Accounts payable | 2,826 | (10,946) |
| Accrued expenses | 368 | (236) |
| Net Cash Provided by (Used in) Operating Activities | 28,595 | 31,820 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchase of investments | (5,529) | (3,729) |
| Net Cash Provided by (Used in) Investing Activities | (5,529) | (3,729) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Stockholder distributions | (31,000) | (18,000) |
| Net Cash Provided by (Used in) Financing Activities | (31,000) | (18,000) |
| Net increase (decrease) in cash | (7,934) | 10,091 |
| Cash - beginning of year | 50,811 | 40,720 |
| Cash - end of year | $ 42,877 | $ 50,811 |

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Morris Group, Inc. (the Firm) was incorporated on October 22, 1982 under the Indiana General Corporation Act, as amended, for the primary purpose of engaging in the sale of Direct Participation Programs and doing business as a $5,000 broker-dealer. The Firm is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC)

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of March 31, 2015 and 2014.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did not have amounts in excess of insured limits for both years.

e. Accounts Receivable—Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Property, Plant, Equipment and Depreciation—Property and equipment directly owned by the Firm are carried at cost, less accumulated depreciation using accelerated methods of depreciation. Depreciation expense amounted to $0 for each year ended March 31, 2014 and 2013. When property or equipment are sold or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in operations. Expenditures for maintenance and repairs are expensed when incurred. Expenditures that result in the enhancement of the value of the properties involved are treated as additions to plant and equipment.

g. Advertising—The Firm's advertising costs are expensed as incurred. During the period under audit no advertising costs were incurred.

h. Compensated Absences—The Firm's employees are entitled to paid vacation, paid sick days and personal days off, depending on job descriptions, length of service, and other factors. It is impractical to estimate the amount of compensation for future services and, accordingly, no liability has been recorded in the accompanying financial statements. The Firm's policy is to recognize the cost of compensated absences when actually paid to employees.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i. Marketable Securities—The Firm reports its marketable securities as trading securities and are recorded at fair value. Fair value is determined by closing market price at March 31 which falls in the Level 1 hierarchy level as described in SFAS 157 *Fair Value Measurements.* Realized and unrealized gains and losses are recorded in current earnings.

NOTE 2: INVESTMENT SECURITIES

At March 31, 2015 and 2014, securities are stated at current market value. The resulting difference between cost and market is included in income.

NOTE 3: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At March 31, 2015 and 2014 there were receivables of $7,848 and $4,133 and payables of $6,993 and $4,167 accrued.

NOTE 4: INCOME TAX EXPENSE

The Firm with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as an S Corporation. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Firm's taxable income. Therefore, no provision for incomes taxes has been included in these financial statements.

NOTE 5: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15C3-1 of the Securities and Exchange Commission. Minimum net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. Excess net capital is defined as the Firm's Net Capital less the minimum net capital that is required. As of March 31, 2015 the Firm's excess net capital was $52,890.

Additionally the Firm must calculated Net capital less than that greater of 10% of the Firm's aggregate indebtedness; or 120% of the minimum dollar net capital requirement of $5,000, as of March 31, 2015 the that amount was $51,890.

The Firm's ratio of aggregate indebtedness to net capital was 15.20%.

NOTE 6: CONCENTRATIONS

The Firm received approximately 88% of its revenues from commissions and fees resulting from the sale of mutual funds and variable annuity investment products by registered representatives operating in the State of Indiana.


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT
CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

**INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION**

The Board of Directors
MORRIS GROUP, INC
Indianapolis, Indiana

We have audited the financial statements of Morris Group, Inc. as of and for the year ended March 31, 2015 and have issued our report thereon dated May 25, 2015, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The schedule of functional expenses is presented for the purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.



SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
MAY 25, 2015

**MORRIS GROUP, INC.**

**COMPUTATION OF NET CAPITAL REQUIREMENTS**

**FOR THE PERIOD ENDED MARCH 31, 2015**

**Schedule I**

| | | |
|---|---|---|
| Total ownership equity from Statement of Financial Condition | | $ 60,707 |
| less Total nonallowable assets from Statement of Financial Condition | | - |
| Net capital before haircuts on securities positions | | 60,707 |
| less Haircuts on securities | | (2,817) |
| Net Capital | | $ 57,890 |
| | | |
| Minimum net capital required (6 2/3% of aggregated indebtedness) | | 587 |
| Minimum dollar net capital requirement of reporting broker dealer | | 5,000 |
| Net capital requirement | | 5,000 |
| Excess net capital | | 52,890 |
| | | |
| Net capital less greater of: | | 51,890 |
| 10% of Total aggregated indebtedness | 880 | |
| 120% of Minimum dollar net capital requirement | 6,000 | |
| | | |
| Total liabilities from Statement of Financial Condition | | 8,801 |
| less disallowed liabilities | | - |
| Total aggregate indebtedness | | $ 8,801 |
| | | |
| Percentage of aggregate indebtedness to net capital . | | 15.20% |


CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

The Board of Directors
MORRIS GROUP, INC.
Indianapolis, IN

We have audited Morris Group, Inc's internal control over financial reporting as of March 31, 2015, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Morris Group, Inc's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying audit report. Our responsibility is to express an opinion on the Firm's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded, as necessary, to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate, because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Morris Group, Inc., maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

(Continued)

(Continued)

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of income, stockholders' equity and comprehensive income, and cash flows of Morris Group, Inc, and our report dated May 25, 2015.



SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
MAY 25, 2015

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

The Board of Directors
MORRIS GROUP, INC.
Indianapolis, Indiana

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the March 31, 2015, Part 11A filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
MAY 25, 2015

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

**INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION**

The Board of Directors
MORRIS GROUP, INC.
Indianapolis, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2014 to March 31, 2015, which were agreed to by Morris Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Morris Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Morris Group Inc.'s management is responsible for Morris Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue and Expense amounts of the audited Form X-17A-5 for the year ended March 31, 2015, to those reported on the FOCUS reports and, with the amounts reported in Form SIPC-7T for the same period noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

(CONTINUED)

(CONTINUED)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
MAY 25, 2015

MORRIS GROUP INC.
*Member FINRA and SIPC*

*Exemption Report for Rule 15c3-3*

*Morris Group, Inc.; CRD# 13181; SEC file 8-28916; CIK# 0000714551; is a $5,000 minimum net capital non-carrying, non-clearing broker-dealer and is exempt from reserve requirements, with exemptions, according to Rule 15c3-3 (k) (2) (i) "Special Account for the Exclusive Benefits of customers" maintained.*

*Morris Group, Inc., has met the exemption provisions above mentioned throughout the past fiscal year ended March 31, 2015, without exception.*

*To the best of our knowledge and belief, we have followed all the related rules and regulations throughout the past fiscal year ended March 31, 2015.*



*John B. Simmons*
*President*
*May 25, 2015*

*8250 Haverstick Rd. Suite 250 • Indianapolis, IN 46240 • 317-217-5440 Fax: 317-217-5610 • EMAIL: jack@mglonline.net*

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

## ***REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM***

THE BOARD OF DIRECTORS
MORRIS GROUP, INC.
INDIANAPOLIS, INDIANA

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers , in which Morris Group, Inc. (the Firm) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. § 240.15c3-3: ***(2) (i) "Special Account for the Exclusive Benefit of customers" maintained***, and the Firm stated that the Firm met the identified exemption provisions throughout the most recent fiscal year without exception. The Firm's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph ***(k) (2) (i)*** of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sincerely,

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
1901 KOSSUTH STREET
LAFAYETTE, IN
MAY 25, 2015